FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934

For the month of January, 2006
GENERAL COMPANY OF GEOPHYSICS
(translation of registrant’s name into English)

1, rue Leon Migaux, 91341 MASSY FRANCE (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

COMPAGNIE GENERALE DE GEOPHYSIQUE
Paris, January 26, 2006
Record backlog close to one billion dollars
Compagnie Générale de Géophysique (ISIN: FR0000120164; NYSE: GGY) today announces Group backlog of $970 million as of January 1, 2006, up 28 % compared to November 1, 2005 and up 110 % compared to January 1, 2005.
Backlog for the CGG Services division as of January 1, 2006 was $758 million, up 112 % year on year. This strong increase comes mainly from the Offshore business unit and reflects the good market conditions prevailing in this sector.
Sercel’s external backlog as of January 1, 2006 was $212 million, up 93% year on year.
Backlog for both Sercel and Services extends into 2007, thereby providing good visibility.
The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.
The Compagnie Generale de Geophysique group is a global participant in the oilfield services industry, providing a wide range of seismic data acquisition, processing and geosciences services and software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.
Contact :
Christophe BARNINI            (33) 1 64 47 38 10 / (33) 1 64 47 38 11

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE
1, rue Leon Migaux
91341 — Massy Cedex

GENERAL COMPANY OF GEOPHYSICS

Date : January 26th 2006	By Senior Executive Vice President Strategy , Control & corporate planning /Gerard CHAMBOVET/